This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission on July 15, 2026. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NFT Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	3489	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

Tel: +86-13061634962

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, DE 19711

302-738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Joan Wu, Esq. Hunter Taubman Fisher & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Tel: (212) 530-2208	M. Ali Panjwani, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED JULY 15, 2026

NFT Limited

[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share or one Pre-Funded Warrant to Purchase one Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share

Up to [*] Class A Ordinary Shares underlying the Pre-Funded Warrants

Up to [*] Class A Ordinary underlying the Common Warrants

We are offering on a best-efforts basis of up to [*] units (the “Units”), each Unit consisting of (i) one Class A ordinary share with a nominal or par value of US$0.04 per share (each a “Class A Ordinary Share”), of NFT Limited (“NFT”, the “Company”, “we”, “our”, “us”), and (ii) one warrant to purchase one Class A Ordinary Share (each a “Common Warrant”), at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Share as reported on the NYSE American on [*], 2026. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

We are also offering up to [*] pre-funded units (the “Pre-Funded Units”), each Pre-Funded Unit consisting of (i) one pre-funded warrant (each a “Pre-Funded Warrant”) to purchase one Class A Ordinary Share and (ii) one Common Warrant, to those purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering. The purchase price of each Pre-Funded Unit is equal to the price per Unit being sold in this offering, minus $0.04.  The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis. The Pre-Funded Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

Each Common Warrant will entitle the holder to purchase one Class A Ordinary Shares at an assumed exercise price of $[*] (representing [  ]% of the assumed offering price of $[*] per unit, the last reported sale price of our Class A Ordinary Share as reported on the NYSE American on [*], 2026), and expire five (5) years from date of issuance. A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding Class A Ordinary Shares after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. A holder of Common Warrants may, at any time following the closing of this offering and in its sole discretion, exercise its Common Warrants in whole. See “Description of Warrants” on page 29 of this prospectus for more information regarding the terms of the Common Warrants.

The Class A Ordinary Shares and Pre-Funded Warrants, as the case may be, can each be purchased in this offering only with the accompanying Common Warrants that are part of a Unit or Pre-Funded Unit, but the Units and the Pre-Funded Units have no stand-alone rights and will not be certified, and the components of the Units or the Pre-Funded Units will be immediately separable and will be issued separately in this offering.

We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and Common Warrants included in the Units and Pre-Funded Units offered hereby.

Our Class A Ordinary Shares are listed on the NYSE American (the “NYSE American”) under the symbol “MI”. On [*], 2026, the last reported sales price of our Class A Ordinary Shares on the NYSE American was US$[*] per share. See “Risk Factors - Risks Related to Our Ordinary Shares - NFT’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.” on page [*] of this prospectus.

The Company’s shareholders approved a series of share capital-related proposals at the extraordinary general meeting held on April 17, 2026, including a share capital reduction and reorganization, the adoption of second amended and restated memorandum and articles of association, an increase in authorized share capital, the adoption of third amended and restated memorandum and articles of association, a share consolidation at a ratio of up to 1-for-200 and the adoption of fourth amended and restated memorandum and articles of association. The Company has effected the implementation of all such approved proposals in accordance with applicable Cayman Islands law and the terms of the resolutions, including a share consolidation at a ratio of 1-for-80 which became effective on May 18, 2026 (the “Share Consolidation”), and has adopted the corresponding fourth amended and restated memorandum and articles of association reflecting such changes. As a result, the Company’s authorized share capital is currently US$5,000,000 divided into 112,500,000 Class A ordinary shares with a nominal or par value of US$0.04 each and 12,500,000 Class B ordinary shares with a nominal or par value of US$0.04 each. Unless specified otherwise, all references in this prospectus to share and per share data have been adjusted, including historical data which has been retroactively adjusted, to give effect to the Share Consolidation.

There is no established trading market for the Common Warrants or Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to list the Common Warrants or Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

The offering price for the Units in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time. The actual offering price per Pre-Fund Unit to investors in this offering will be equal to the offering price per Unit minus $0.04. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final offering price will be determined through negotiation between us, the Placement Agent (defined below) and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two trading days following the commencement of sales in this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder.

Any proceeds from the sale of Units and Pre-Funded Warrants offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 12 in this prospectus and in our 2025 Annual Report on Form 20-F (the “2025 Annual Report”), filed with the Securities and Exchange Commission on May 1, 2026 and incorporated by reference, for more information.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in New York, Wyoming and Hong Kong.

As of the date of this prospectus, none of our subsidiaries are located in the People’s Republic of China (or the “PRC”). We do not have any operations or maintain any office in mainland China. The securities offered in this prospectus are securities of NFT Limited, the offshore holding company in the Cayman Islands. Holders of our securities do not directly own any equity interests in our operating subsidiaries.

One of our subsidiaries, Metaverse Digital Payment Co., Limited (“Metaverse HK”) was formed and operated in Hong Kong. This entity is engaged in digital payment service. While we do not have operations in mainland China, the legal and operational risks associated with having operations in the PRC also apply to having operations in Hong Kong. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless, please see “Risk Factors” in this prospectus.

We have no variable interest entities in our corporate structure. The following diagram illustrates our current corporate structure, which includes all of our subsidiaries as of the date of this prospectus:

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or “the CSRC Notice,” the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings.

Based on laws and regulations currently in effect in the PRC as of the date of this prospectus, given that we currently do not have any business operations in mainland China, we believe that the Trial Measures do not apply to us and our offerings so that we are not required to file with the CSRC for any offerings, as advised by Hebei Meidong Law Firm, our counsel as to PRC law. However, if we and our Hong Kong subsidiaries are found noncompliant with the Trail Measures, we may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

We face various legal and operational risks and uncertainties as a company with partial operating in Hong Kong. While we do not have any operations or maintain any office in PRC, the legal and operational risks associated with having operations in the PRC apply to operations in Hong Kong. Our results of operations and financial condition may be materially and adversely affected by significant regulatory developments in the PRC. Actions by the PRC government can also significantly affect our business. See “Risk Factors-Risks Related to Doing Business in Hong Kong” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed on April 30, 2025.

The PRC may also intervene or influence our operations in Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our shares. For example, in recent years the PRC government, has enhanced regulation in areas such as anti-monopoly, anti-unfair competition, cybersecurity and data privacy. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretations, which could result in claims, changes to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in customer growth or engagement, or otherwise affect our business. As a result, the trading prices of our securities could significantly decline or become worthless. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. In addition, our auditor, Assentsure PAC (PCAOB ID: 6783), is headquartered in Singapore.

Since these rules, statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. Any failure of us to fully comply with new regulatory requirements may cause significant disruption to our business operations, materially and adversely affect our financial condition and results of operations, and cause our common stock to significantly decline in value or become worthless.

Substantially all of our assets will be located in Hong Kong and United States, and our officers and our present directors reside primarily in United States and mainland China. Specifically, one reside in United States, and the other are based in mainland China where they work remotely. As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers based in mainland China or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of these directors and officers under Federal securities laws. We have been advised by our PRC legal counsel, Hebei Meidong Law Firm, according to its interpretation of the currently in-effect PRC laws and regulations, that it is uncertain (i) whether and on what basis a PRC court would enforce judgment rendered by a court in the United States based upon the civil liability provisions of U.S. federal securities laws; and (ii) whether an investor will be able to bring an original action in a PRC court based on U.S. federal securities laws. As such, you may not be able to or may experience difficulties or incur additional costs in order to enforce judgments obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws in mainland China or bring original actions in mainland China based on U.S. federal securities laws. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States. As a result of all the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. See “Enforceability of Civil Liability” for more details.

There are no cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries. No dividends or distributions that a subsidiary has made to the holding company. No dividends or distributions made to U.S. investors. We maintain a cash management policy. There is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong. For more information regarding our cash transfer situation, please refer to our consolidated financial statements and notes to the consolidated financial statements incorporated by reference in this prospectus from our other filings with the SEC. We will provide the specific terms of the securities offered in one or more supplements to this prospectus. We may also authorize one or more free writing prospectuses to be provided to you in connection with these offerings. The prospectus supplement and any related free writing prospectus may add, update or change information contained in this prospectus. You should read carefully this prospectus, the applicable prospectus supplement and any related free writing prospectus, as well as the documents incorporated or deemed to be incorporated by reference, before you invest in any of our securities.

We have engaged Maxim Group LLC as our exclusive placement agent (“Maxim” or the “Placement Agent”). The Placement Agent has no obligation to purchase and are not purchasing or selling the securities offered by us, and is not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. Because there is no minimum offering amount required as a condition to closing in this offering the actual offering amount, the Placement Agent’s fee, and proceeds to us, if any, is not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the fee set forth in the table above and to provide reimbursement of certain expenses and certain other compensation to the Placement Agent. See “Plan of Distribution” of this prospectus for more information regarding these arrangements.

	Per Unit Consisting of One Class A Ordinary Share and One Warrant	Per Pre-Funded Unit Consisting of One Pre-Funded Warrant and One Warrant	Total Gross Proceeds (4)
Offering price(1)	$	$	$
Placement Agent’s fees(2)	$	$	$
Proceeds, before expenses, to us(3)	$	$	$

(1)	Each Unit is offered at an offering price of US$[*].

(2)	We have agreed to pay the Placement Agent a cash fee equal to [*] percent ([*]%). We have also agreed to reimburse the Placement Agent for certain of their offering-related expenses. See “Plan of Distribution” beginning on page 36 of this prospectus for a description of the compensation to be received by the Placement Agent.

(3)	We estimate the total expenses of this offering payable by us, excluding the Placement Agent’s fees and reimbursement of the Placement Agent’s expenses, will be approximately US$[*].

(4)	Total gross proceeds are calculated assuming the sales of all the securities being offered in this offering, the full exercise of the Pre-Funded Warrants, if there is any issuance of Pre-Funded Units.

If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [*], 2026, subject to satisfaction of certain customary closing conditions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Maxim Group LLC

Prospectus dated [*], 2026.

i

ABOUT THIS PROSPECTUS

We and the Placement Agent have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our securities is made to the public in the Cayman Islands The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Commonly Used Defined Terms

Currency, exchange rate, and other references, unless otherwise noted, all currency figures in this filing are in U.S. dollars. References to “US$,” “$”, “dollars” and “U.S. dollars” are to the legal currency of the United States. References to “HK$” are to the Hong Kong dollars, the legal currency of Hong Kong. References to “Hong Kong” are to “Hong Kong, Special Administrative Region of the People’s Republic of China”.

Unless otherwise specified or required by context, references to “we,” “the Company”, “NFT Limited”, “NFT”, “our” and “us” refer collectively to (i) NFT Limited, (ii) the subsidiaries of NFT Limited, Takung DIGITAL TECHNOLOGY LIMITED (“NFT Digital”), Takung EXCHANGE LIMITED (“NFT Exchange”) and its wholly owned Hong Kong subsidiary, METAVERSE DIGITAL PAYMENT CO., LIMITED (“Metaverse HK”), respectively.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in New York, Wyoming and Hong Kong. Our business in Hong Kong use Hong Kong dollars, or HKD, the official currency of Hong Kong. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. The dollar references regarding our business using HKD are based on the exchange rate of HKD to United States dollars (“$” or “US$”), determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

We obtained the industry and market data used in this prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Risk Factors,” and elsewhere in this prospectus, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date this prospectus is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors” before deciding whether to buy our securities.

Overview

NFT Limited (the “Company”) is a holding company incorporated in Cayman Islands. Through our subsidiaries, we currently operate an electronic online platform located at https://www.nftoeo.com/ for artists, art dealers and art investors to offer and trade in ownership over valuable artwork in the form of non-fungible token or NFT. In addition, we also provide NFT consulting with respect to the strategic utilization of blockchain technology and NFT launch. Given our goal to create multiple potential revenue streams and continue to diverse the business model, we are also exploring NFT gaming business including sales of in-game characters NFTs and sales of membership packs.

The Company offers online listing and trading services that allow artists/art dealers/owners to access a much bigger art trading market where they can engage with a wide range of investors that they might not encounter without our platform. Our platform also invests in high-end and expensive artwork more accessible to ordinary people without substantial financial resources.

The Company, through its operating subsidiaries, generate revenue from services in connection with the offering and trading of artwork on its system, primarily consisting of trading commissions on the listing and trading of NFTs on our platform.

Takung Digital Technology Limited (“Takung Digital”) was incorporated in Albany, New York on December 13, 2021 and is a wholly-owned subsidiary of NFT Limited. This entity primarily provides administrative and technical supports for the development of NFT projects.

Takung Exchange Limited (“Takung Exchange”) was incorporated in Wyoming under the name “NFT Exchange Limited” on January 7, 2022 and is wholly owned by NFT Limited. On March 31, 2022, the registered name was changed to “Takung Exchange Limited. This entity facilitates the business and operation of the new Takung Exchange market.

Metaverse Digital Payment Co., Limited (“Metaverse HK”) was formed in Hong Kong on January 27, 2022, and is wholly owned by Takung Exchange. This entity is engaged in digital payment service.

On November 1, 2022, the Company, Hong Kong Takung and Hong Kong MQ (together with Hong Kong Takung, the “Targets”), and Fecundity Capital Investment Co., Ltd. (the “Purchaser”), entered into a certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of $1,500,000 (the “Purchase Price”) (the “Disposition”). The closing of the Disposition is subject to certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from Access Partner Consultancy & Appraisals and the approval of the Company’s shareholders. It was closed on June 30, 2023 after subject to conditions of receiving full payment from the Purchaser by Takung Digital Exchange.

Our principal executive office is located at Office Q, 11th Floor, Kings Wing Plaza 2, No. 1, Kwan Street, Sha Tin, New Territories, Hong Kong.

Corporate Structure

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct our operations through our subsidiaries in New York, Wyoming and Hong Kong.

As of the date of this prospectus, none of our subsidiaries are located in the People’s Republic of China (or the “PRC”). We do not have any operations or maintain any office in mainland China. The securities offered in this prospectus are securities of NFT Limited, the offshore holding company in the Cayman Islands. Holders of our securities do not directly own any equity interests in our operating subsidiaries.

One of our subsidiaries, Metaverse Digital Payment Co., Limited (“Metaverse HK”) was formed and operated in Hong Kong. This entity is engaged in digital payment service. While we do not have operations in mainland China, the legal and operational risks associated with having operations in the PRC also apply to having operations in Hong Kong. The Chinese regulatory authorities could disallow our corporate structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of our securities to significantly decline or become worthless, please see “Risk Factors” in this prospectus.

We have no variable interest entities in our corporate structure. The following diagram illustrates our current corporate structure, which includes all of our subsidiaries as of the date of this prospectus:

Summary of Risk Factors

Investing in our securities involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Risk Factors” beginning on page 12 of this prospectus and in “Item 3. Key Information – 3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to Our Business and Financial Condition

●	Uncertainties in the regulatory framework governing internet payment systems and related financial services, particularly with respect to clients in mainland China, may adversely affect our ability to provide services and execute our business strategy. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	A significant portion of our cash consists of restricted client funds that cannot be used for operations, which may limit our liquidity and financial flexibility. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We maintain substantial cash deposits with a Djibouti-based bank that is not subject to deposit insurance protections, and foreign exchange restrictions in Djibouti may limit our ability to access, convert, or repatriate funds. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Adverse global economic conditions, financial market volatility, inflation, geopolitical events, and reduced investor confidence could negatively affect demand for our services and trading activity on our platform. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	A decline in trading volumes on our platform would reduce trading revenues and adversely affect our operating results. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our NFT platform and blockchain-related initiatives are subject to substantial legal, regulatory, operational, cybersecurity, intellectual property, tax, and market acceptance risks, and may not achieve commercial success. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Evolving laws and regulations relating to NFTs, digital assets, cryptocurrencies, anti-money laundering, sanctions, securities, commodities, taxation, and consumer protection may increase compliance costs and expose us to additional liabilities. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	System failures, technology disruptions, capacity constraints, or cybersecurity breaches could disrupt operations, result in financial losses, damage our reputation, and adversely affect our business. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We maintain limited insurance coverage and may be exposed to losses resulting from events for which we are uninsured or underinsured. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our success depends on our ability to effectively market our platform and services and attract and retain traders and customers. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our business model depends on continued acceptance of artwork-based investments and our trading platform by traders and investors. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our operations may be adversely affected if we are unable to renew property leases on favorable terms or at all. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We have a limited number of employees, and our ability to manage growth effectively depends on successfully recruiting, retaining, and integrating qualified personnel. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We may require additional capital to fund operations and growth initiatives, and such financing may not be available on favorable terms, if at all. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our business depends on the continued services of key executives and employees, and the loss of key personnel could materially adversely affect our operations. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our operating results may fluctuate significantly due to economic, regulatory, competitive, and operational factors, making future performance difficult to predict. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Failure to maintain effective internal controls over financial reporting could result in inaccurate financial statements, regulatory issues, and a loss of investor confidence. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Cybersecurity incidents, data breaches, and attacks against our systems could result in legal liability, reputational harm, operational disruptions, and financial losses. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Inflationary pressures may increase operating costs and negatively affect profitability. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our cash deposits may be exposed to loss in the event of a bank failure, particularly where deposit insurance protections are limited or unavailable. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Changes in tax laws, tax rates, tax audits, or tax positions across multiple jurisdictions could adversely affect our financial condition and results of operations. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	The growth of aged receivables and deterioration in customer collectability could negatively affect our financial results. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to Doing Business in Hong Kong

●	Although we currently operate through subsidiaries in Hong Kong and the United States and do not conduct business in mainland China, future changes in PRC laws, regulations, or policies could adversely affect our operations and the value of our securities. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	The Hong Kong legal system and its relationship with mainland China continue to evolve, creating uncertainty regarding legal protections, regulatory requirements, and enforcement of contractual rights. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	It may be difficult for investors to enforce judgments against our directors, officers, and assets located outside the United States. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We may face challenges establishing and maintaining effective management, legal, financial, and internal control systems in Hong Kong. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	The PRC government may exert greater influence over Hong Kong businesses, overseas securities offerings, foreign investment, data security, and regulatory compliance matters, which could materially affect our business and ability to maintain a U.S. listing. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Future PRC regulatory actions may require us to obtain approvals, filings, or cybersecurity reviews from the CSRC, CAC, or other governmental authorities, and failure to obtain such approvals could adversely affect our operations and securities. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Political developments, social unrest, changes in Hong Kong’s autonomy, U.S.-China tensions, sanctions, and changes to Hong Kong laws and regulations may adversely affect our business and financial condition. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Our securities could be adversely affected by developments under the Holding Foreign Companies Accountable Act, PCAOB inspection requirements, and related U.S. regulatory actions. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	The enactment and enforcement of Hong Kong national security laws and related legislation may adversely affect our operations and business environment. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Changes to Hong Kong’s currency peg with the U.S. dollar could adversely affect our costs, financial condition, and profitability. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	As a holding company, we depend on dividends and distributions from our subsidiaries, and restrictions on such payments could adversely affect our ability to fund operations and satisfy obligations. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

Risks Relating to Investment in Our Securities

●	An active and liquid trading market for our ordinary shares may not develop or be sustained. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Future sales of substantial amounts of our ordinary shares by existing shareholders could adversely affect the market price of our securities. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Failure to maintain effective internal controls could adversely affect our financial reporting, business operations, reputation, and market value. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	Compliance with evolving corporate governance, disclosure, accounting, and public company requirements will increase our costs and management burden. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

●	We do not expect to pay cash dividends on our ordinary shares in the foreseeable future, and investors may only realize returns through appreciation in the market price of our securities. See “Item 3. Key Information—3.D. Risk Factors” in our 2025 Annual Report.

Risks Related to the Offering

●	The NYSE American may halt trading in our Class A Ordinary Shares on the NYSE American or delist our Class A Ordinary Shares for public interest concerns as a result of this offering. (see “Risk Factors - Risks Related to the Offering” on page 12 of this prospectus);

●	There is no public market for the Common Warrants or the Pre-Funded Warrants (see “Risk Factors - Risks Related to the Offering” on page 12 of this prospectus);

●	The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature. (see “Risk Factors - Risks Related to the Offering” on page 12 of this prospectus);

●	Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised. (see “Risk Factors - Risks Related to the Offering” on page 12 of this prospectus);

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price. (see “Risk Factors - Risks Related to the Offering” on page 13 of this prospectus);

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively. (see “Risk Factors - Risks Related to the Offering” on page 13 of this prospectus);

●	The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Placement Agent. (see “Risk Factors - Risks Related to the Offering” on page 13 of this prospectus);

●	If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares. (see “Risk Factors - Risks Related to the Offering” on page 13 of this prospectus);

●	The Common Warrants contain a Share Combination Event adjustment feature that could substantially reduce the exercise price of the Common Warrants and significantly increase the number of shares issuable upon exercise, resulting in substantial dilution to existing stockholders. (see “Risk Factors - Risks Related to the Offering” on page 13 of this prospectus);

●	The Common Warrants contain adjustment provisions that may substantially reduce the exercise price. (see “Risk Factors - Risks Related to the Offering” on page 14 of this prospectus);

Cash and Other Assets Transfers within our Organization

There are no cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries. No dividends or distributions that a subsidiary has made to the holding company. No dividends or distributions made to U.S. investors.

We maintain a cash management policy that dictates how and when funds are transferred or distributed. Our policy outlines its purpose, scope, and objectives related to cash management. It identifies the parties responsible for cash management and their duties regarding fund transfers. The policy also establishes general principles for key management areas, including bank accounts, investment of surplus cash, petty cash, internal controls, and digital assets, as well as requirements regarding policy review.

Specifically, the Company’s finance department and treasury function staff are responsible for managing fund transfers. The finance department maintains accurate records of all cash inflows and outflows, prepares and updates short-term and long-term cash flow forecasts, reviews daily bank balances, recommends investment or borrowing actions, and ensures the timely reconciliation of all bank accounts. Treasury function staff submit forecasts of expected cash needs to the finance department and obtain prior approval for significant cash expenditures. Additionally, treasury staff are responsible for executing investments of surplus funds according to approved guidelines, managing banking relationships, and ensuring compliance with cash-related covenants and regulations.

Metaverse HK is permitted under the laws of Hong Kong to transfer cash to the Company and other subsidiaries, across borders, and to U.S. investors, including providing funding to NFT Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to NFT Exchange or from Metaverse HK to the Company and the investors in the U.S. However, there is no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer cash into or out of Hong Kong.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong. See “Dividend Policy” under item 8 in our Annual Report on Form 20-F for the year ended December 31, 2025, filed on May 1, 2026.

Permissions or Approvals Required from the PRC Authorities

As of the date of prospectus, on the basis that we currently do not have any business operations in mainland China, Hebei Meidong Law Firm, our counsel as to PRC law, has advised us that we are not required to obtain approvals from the PRC authorities to operate our business or list on the U.S. exchanges and offer or continue to offer securities; specifically, we are currently not required to obtain any permission or approval and are not covered by permission requirements from the CSRC, the Cyberspace Administration of China (CAC) or any other PRC governmental authority to operate our business or to list our securities on a U.S. securities exchange or issue securities to foreign investors. However, if we and our Hong Kong subsidiary (i) does not receive or maintain such approval, should the approval be required in the future by the PRC government, (ii) inadvertently concludes that such approval is not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such approval in the future, our operations and financial condition could be materially adversely affected, and our ability to offer or continue to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and become worthless.

Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCAA to two consecutive years instead of three years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor is registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor, Assentsure PAC, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based outside mainland China and Hong Kong, and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our ordinary shares and we cannot assure you whether NYSE American or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or NYSE American will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our ordinary shares would force holders of our ordinary shares to sell their ordinary shares. The market price of our ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. See “Although the audit report included in this annual report is prepared by U.S. auditors who are currently not inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as NYSE American, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.” on page 27.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the NYSE American corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the NYSE American corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on NYSE American.

Recent Developments

Registered Direct Offering

On March 10, 2026, the Company entered into a securities purchase agreement with certain investors for a registered direct offering, which closed on March 11, 2026. The Company issued an aggregate of 9,009 units (post-Share Combination), each consisting of one Class A ordinary share and one warrant, at a purchase price of $308 per unit (post-Share Combination), for gross proceeds of approximately $2.77 million and net proceeds of approximately $2.58 million, after deducting placement agent fees and offering expenses. The Company intends to use the net proceeds for working capital and general corporate purposes.

Each warrant has an exercise price of $333.6 per share (post-Share Combination), is exercisable for five years, and is subject to customary anti-dilution adjustments and a beneficial ownership limitation of 4.99% (which may be increased to 9.99% upon notice). The warrants also included a limited-time “zero cash exercise” feature, under which holders could elect to receive shares based on a Black-Scholes valuation formula, subject to a floor price, and the Company does not expect to receive material additional cash proceeds from warrant exercises. The warrants have been fully exercised as of the date of this prospectus.

The Company agreed to certain customary restrictions, including short-term limitations on additional issuances and variable rate transactions, and its officers, directors and affiliates entered into 120-day lock-up agreements. Maxim Group LLC acted as exclusive placement agent and received a cash fee equal to 6% of the gross proceeds, reimbursement of expenses, and a 12-month right of first refusal and tail fee arrangement in connection with future financings.

Share Capital Amendments

The Company’s shareholders approved a series of share capital-related proposals at the extraordinary general meeting held on April 17, 2026, including a share capital reduction and reorganization, the adoption of second amended and restated memorandum and articles of association, an increase in authorized share capital, the adoption of third amended and restated memorandum and articles of association, a share consolidation at a ratio of up to 1-for-200 and the adoption of fourth amended and restated memorandum and articles of association. The Company has effected the implementation of all such approved proposals in accordance with applicable Cayman Islands law and the terms of the resolutions, including a share consolidation at a ratio of 1-for-80 which became effective on May 18, 2026 (the “Share Consolidation”), and has adopted the corresponding fourth amended and restated memorandum and articles of association reflecting such changes. As a result, the Company’s authorized share capital is currently US$5,000,000 divided into 112,500,000 Class A ordinary shares with a nominal or par value of US$0.04 each and 12,500,000 Class B ordinary shares with a nominal or par value of US$0.04 each. The Class A ordinary shares continue to trade on the NYSE American under the symbol “MI” with the new CUSIP number, G6363T123.

THE OFFERING

Issuer	NFT Limited

Units Offered by the Issuer	We are offering up to [*] Units at an assumed offering price of US$[*] per Unit, which was the last reported sales price of our Class A Ordinary Shares, as reported on the NYSE American on [*], 2026. Each Unit consists of one Class A Ordinary Share and one Common Warrant to purchase one Class A Ordinary Share.

We are also offering to each purchaser whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates, beneficially owning more than 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase, if the purchaser so chooses, up to [*] Pre-Funded Units, each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Common Warrant.

For each Pre-Funded Unit we sell (without regard to any limitation on exercise set forth therein), the number of Units we are offering will be decreased on a one-for-one basis.

This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and Common Warrants.

Ordinary Shares outstanding immediately prior to this offering	231,129 Class A Ordinary Shares and 0 Class B Ordinary Shares as of the date of this prospectus.

Ordinary Shares outstanding immediately after this offering

[*] Class A Ordinary Shares, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants; or

up to [*] Class A Ordinary Shares, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) full exercise of the Common Warrants; and

0 Class B Ordinary Shares

Description of Pre-Funded Warrants and Common Warrants

Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Pre-Funded Unit will equal the price per Unit minus $0.04, and the exercise price of each Pre-Funded Warrant will be $0.04 per Class A Ordinary Share. The Pre-Funded Warrants are immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Each Common Warrant will be exercisable immediately to purchase one Class A Ordinary Share. Each Common Warrant will have an assumed initial exercise price of $[*] per Class A Ordinary Share ([  ]% of the offering price of each Unit in this offering, the “Basis Price”), will be exercisable upon issuance, and will expire five (5) year from the issuance date. The Common Warrants contain certain mechanisms for cashless exercise if at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the warrant shares. The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions in the event of future dilutive issuance, share combinations and reverse splits.

For more information regarding the Pre-Funded Warrants and Common Warrants, you should carefully read the sections titled “Description of Shares and Certain Cayman Islands Consideration” and “Description of Warrants” in this prospectus.

Voting Rights	Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters subject to vote at our general meetings

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$[*] from this offering, assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants, after deducting estimated Placement Agent’s fees, reimbursement of Placement Agent’s expenses, and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for the working capital and other general corporate purposes.

See “Use of Proceeds” on page 16 for additional information.

Dividend Policy	We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” on page 16 for additional information.

Lock-up	Each of our executive officers and directors has agreed have agreed that we will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Placement Agent’s prior written consent, during the [*] days’ period from the closing of the offering, and we have agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for [*] days following the closing of this offering, subject to certain exemptions.

Risk Factors	An investment in our securities involves substantial risks. You should be aware that the NYSE American may halt trading in our Class A Ordinary Shares and/or delist our Class A Ordinary Shares for public interest concerns. See “Risk Factors – The NYSE American may halt trading in our Class A Ordinary Shares on the NYSE American or delist our Class A Ordinary Shares for public interest concerns as a result of this offering.” on page 12 of this prospectus. You should read this prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes to those statements included elsewhere in this prospectus and in our 2025 Annual Report before investing in our securities.

Transfer Agent	VStock Transfer, LLC

NYSE American Listing Symbol	Our Class A Ordinary Shares are listed on the NYSE American under the symbol “MI.” There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants or the Common Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

RISK FACTORS

The information required by Item 3 of this Form F-1 is incorporated by reference from the 2025 Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission on May 1, 2026. The Summary of Risk Factors can be found on page 2 of this registration statement on Form F-1.

Risks Related to the Offering

The NYSE American may halt trading in our Class A Ordinary Shares on the NYSE American or delist our Class A Ordinary Shares for public interest concerns as a result of this offering

Because of the highly dilutive nature of this offering, the NYSE American may halt trading in our Class A Ordinary Shares on the NYSE American or delist our Class A Ordinary Shares for public interest concerns or because our Class A Ordinary Shares continue to trade below the NYSE American’s minimum bid price as a result of this offering, even if we are otherwise able to regain compliance for continued listing on the NYSE American. A number of companies listed on other stock exchanges, such as the Nasdaq Capital Market (“Nasdaq”), have filed public disclosures regarding the receipt of notification letters indicating that Nasdaq made the determination to halt and/or delist such companies as a result of public interest concerns arising from the issuance of warrants with similar terms to, and similar potential dilutive impact as, the Common Warrants in this offering. Additionally, warrants with similar terms issued by other Nasdaq-listed companies have caused such Nasdaq-listed companies’ stock prices to drop below Nasdaq’s minimum bid price or made it more difficult for these companies to cause their stock prices to regain compliance with Nasdaq’s minimum bid price. Therefore, even if we consummate this offering at a price above the NYSE American’s minimum bid price, there can be no assurance that our Class A Ordinary Shares will not again drop below such price, which may cause the NYSE American to delist our Class A Ordinary Shares.

If the NYSE American delists our securities from trading on its exchange for failure to meet its listing standards, and we are not able to list such securities on another national securities exchange, then our Class A Ordinary Shares could be quoted on an over-the-counter market. If this were to occur, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●	a determination that the Class A Ordinary Shares are a “penny stock,” which will require brokers trading the Class A Ordinary Shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability for us to issue additional securities or obtain additional financing in the future.

There is no public market for the Common Warrants or the Pre-Funded Warrants.

There is no established public trading market for the Common Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Common Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the NYSE American. Without an active market, the liquidity of the Common Warrants and the Pre-Funded Warrants will be limited.

The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature.

The Common Warrants and the Pre-Funded Warrants in this offering do not confer any rights of Class A Ordinary Shares ownership on their holders, but rather merely represent the right to acquire Class A Ordinary Shares at a fixed price. In addition, following this offering, the market value of the Common Warrants and the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market value of the Common Warrants and the Pre-Funded Warrants will equal or exceed their imputed offering price. The Common Warrants and the Pre-Funded Warrants will not be listed or quoted for trading on any market or exchange.

Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised.

Until holders of the Common Warrants and the Pre-Funded Warrants acquire Class A Ordinary Shares upon exercise of such warrants, holders of the Common Warrants and the Pre-Funded Warrants will have no rights with respect to the Class A Ordinary Shares underlying such warrants.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

We, our directors and executive officers have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares for a period ending [*] days from the closing of this offering. See “Plan of Distribution”. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their Class A Ordinary Shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In addition, sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Plan of Distribution” for a more detailed description of the restrictions on selling our securities after this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Placement Agent.

If you purchase our Class A Ordinary Shares or the Pre-funded Warrants in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Placement Agent. The offering price for our Class A Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Class A Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Class A Ordinary Shares.

In addition, we will issue Common Warrants to purchase up to [*] Class A Ordinary Shares (accounting for approximately [*]% of our currently issued and outstanding Class A Ordinary Shares). Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A Ordinary Shares at a price per share that is equal to or greater than the exercise price paid by such holders.

If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our securities in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A Ordinary Shares in this offering will incur immediate dilution of $[*] per share. For more information on the dilution, you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

The Common Warrants contain a Share Combination Event adjustment feature that could substantially reduce the exercise price of the Common Warrants and significantly increase the number of shares issuable upon exercise, resulting in substantial dilution to existing stockholders.

The Common Warrants contain a Share Combination Event adjustment provision. If, while the Common Warrants remain outstanding, we effect a reverse stock split, share combination, recapitalization or similar transaction involving our common stock (a “Share Combination Event”), then, the exercise price of the Common Warrants may be further reduced to the lowest volume weighted average price (“VWAP”) observed during the period beginning five trading days before and ending five trading days after the Share Combination Event. If this Event Market Price is lower than the otherwise applicable exercise price, the exercise price of the Common Warrants will be reduced to such lower price. For each adjustment purchase to a Share Combination Event, the number of shares issuable under the Common Warrants (the “Share Combination Issuable Shares”) will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

While the Common Warrants remain outstanding, any future reverse stock splits effected could trigger the Share Combination Event adjustment provisions of the Common Warrants. The Share Combination Event adjustment feature could result in the issuance of a substantially greater number of shares than investors may currently expect, which could materially increase dilution to our existing stockholders, place downward pressure on the market price of our common stock and adversely affect the value of an investment in our securities.

For illustrative purposes, assuming a Common Warrant has an initial exercise price of $[*] per share, which is the assumed public offering price per Common Unit, following a future reverse stock split at an assumed ratio of one (1)-for-ten (10), the exercise price will be adjusted to $[*] and the number of shares issuable will be adjusted to 0.1 share. Further assuming that the Event Market Price were determined to be $5.00, the exercise price would be reduced from $[*] to $5.00 and the number of shares issuable upon exercise would increase from 0.1 share to 0.25 share. If the Event Market Price were $2.00, the exercise price would be reduced to $2.00, and the number of shares issuable upon exercise would increase from 0.1 share to 0.625 shares. The actual adjustment would depend on the ratio of the reverse stock split and the applicable Event Market Price at the time of the Share Combination Event.

Reverse Split Ratio	Exercise Price		Assumed Event Market Price		Shares per Warrant	Standard Common Warrant Shares	Adjusted Common Warrant Shares after Share Combination Event	Increase of Common Warrant Shares		Fully Diluted Shares after Share Combination Event	Fully Diluted Existing Stockholders Ownership %		Fully Diluted Common Warrant Ownership %		Dilution to Existing Stockholders
None	$	[*]	$	[*]	[*]	[*]	[*]	[*]	%	[*]	[*]	%	[*]	%	[*]	%
1-for-10	$	[*]	$	[*]	[*]	[*]	[*]	[*]	%	[*]	[*]	%	[*]	%	[*]	%
1-for-50	$	[*]	$	[*]	[*]	[*]	[*]	[*]	%	[*]	[*]	%	[*]	%	[*]	%
1-for-250	$	[*]	$	[*]	[*]	[*]	[*]	[*]	%	[*]	[*]	%	[*]	%	[*]	%

The foregoing table illustrates the potential impact of the Share Combination Event adjustment provision at various reverse stock split ratios, assuming in each case that the exercise price is reduced to the Event Market Price. As illustrated above, depending on the ratio of the reverse stock split and the applicable Event Market Price at the time of the Share Combination Event, the Share Combination Event adjustment would increase the number of shares issuable upon exercise of the Common Warrants by significant amount and could be higher than [*]% as illustrated above assuming a $[*] Event Market Price under a 1-for-250 reverse split ratio. As a result, the ownership percentage of our existing stockholders could decline from approximately [*]% to [*]% or even lower if the Event Market Price is lower than as illustrated above, attributable solely to the Share Combination Event adjustment provision.

The Common Warrants contain adjustment provisions that may substantially reduce the exercise price.

The Common Warrants also contain adjustment provisions that could result in a significant reduction in the exercise price of the Common Warrants. Pursuant to the Dilutive Issuance adjustment provisions of the Common Warrants, if we sell (or are deemed to have issued or sold) any Class A ordinary shares or securities convertible or exercisable into Class A ordinary shares, but excluding Class A ordinary shares or securities deemed to have been issued or sold by us in an Exempt Issuance (as defined in the Common Warrant) or to extend the term of such securities, for a consideration per share (the “New Issuance Price”) less than a price equal to the exercise price of the Common Warrant in effect immediately prior to such issuance or sale or deemed issuance or sale (each of the foregoing, a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the exercise price then in effect shall be reduced to an amount equal to the New Issuance Price. The number of Class A ordinary shares issuable pursuant to the Common Warrant will remain the same as prior to the Dilutive Issuance.

For illustrative purposes, assuming a Common Warrant has an initial exercise price of $[*] per share, which is the assumed public offering price per Common Unit, following a future financing at an assumed offering price of $[*] per share, the exercise price will be adjusted from $[*] to $[*]. The number of Class A ordinary shares issuable remains the same as immediately prior to such Dilutive Issuance. The company will receive less exercise price under the Common Warrants if they conduct a financing at lower price in the future.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws that provides significantly less protections to investors as compared to the securities laws of the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

According to Conyers Dill & Pearman LLP, our local Cayman Islands’ counsel, there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States or Hong Kong courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment in the Cayman Islands. The courts of the Cayman Islands in the past determined that disgorgement proceedings brought at the instance of the Securities and Exchange Commission are penal or punitive in nature and such judgments would not be enforceable in the Cayman Islands. Other civil liability provisions of the securities laws may be characterized as remedial, and therefore may be enforceable but the Cayman Islands’ Courts have not yet ruled in this regard. Our Cayman Islands’ counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands.

As of the date hereof, no treaty or other form of reciprocity exists between the Cayman Islands and Hong Kong governing the recognition and enforcement of judgments.

Cayman Islands’ counsel further advised that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States or Hong Kong, a judgment obtained in such jurisdictions may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final, (4) is not in respect of taxes, a fine or a penalty, and (5) was not obtained in a manner and is of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

We have appointed Puglisi & Associates as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

Hong Kong

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States.

In addition, the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. Under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

Currently, four of our directors are based in mainland China. As a result of all the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

USE OF PROCEEDS

Based upon an assumed offering price of US$[*] per Unit (the last reported sale price of our Class A Ordinary Shares, as reported on the NYSE American on [*], 2026) and US$[*] per Pre-Funded Unit (the assumed offering price per Unit less $0.04), we estimate that we will receive net proceeds from this offering of approximately US$[*], assuming (i) the sales of all the securities being offered in this offering at an assumed offering price of $[*] per Unit, (ii) no sale of the Pre-Funded Units, and (iii) no exercise of the Common Warrants, after deducting the Placement Agent’s fees, reimbursement of the Placement Agent’s expenses, and the estimated offering expenses payable by us. We plan to use the net proceeds from this offering for the working capital and other general corporate purposes

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See “Risk Factors - Risks Related to the Offering - We have broad discretion in the use of the net proceeds from this offering and may not use them effectively” on page 13 of this prospectus.

DIVIDEND POLICY

We do not plan to declare or pay any cash dividends on our ordinary shares in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income.

Metaverse HK is permitted under the laws of Hong Kong to provide funding to Takung Exchange, a wholly owned subsidiary of the Company in Wyoming, through dividend distribution without restrictions on the amount of the funds. We and our subsidiaries currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Metaverse HK is the only subsidiary in Hong Kong. Since Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Metaverse HK to Takung Exchange or from Metaverse HK to the Company and the investors in the U.S.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital.

There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025, as adjusted to give effect to the Share Consolidation:

●	on an actual basis;

●	on a pro forma as adjusted basis to reflect the issuance and sale of 9,009 Class A Ordinary Shares and approximately 9,009 warrants, completed on March 11, 2026, for net proceeds of approximately US$2.58 million, after deducting placement agent fees and other expenses and the issuance of an aggregated of approximately 52,005 Class A Ordinary Shares upon the exercise of all such warrants by means of a zero exercise price option.

●	on a pro forma as further adjusted basis to reflect the issuance and sale of [*] Units, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Shares on the NYSE American on [*], 2026, after deducting the Placement Agent’s fees and estimated offering expenses payable by us, and assuming the sales of all the securities being offered in this offering, no sale of the Pre-Funded Units, and no exercise of the Common Warrants.

You should read this capitalization table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus and the “Operating and Financial Review and Prospectus” and the audited consolidated financial statements and the related notes for the fiscal years ended December 31, 2025, 2024 and 2023 in the report on Form 20-F filed with the SEC on May 1, 2026.

	As of December 31, 2025 Actual (Audited)	Pro Forma as Adjusted	Pro Forma as Further Adjusted
Short term loans- unrelated parties	-
Short term loans-related parties	-
Current portion of long-term loan payable	-
Amounts due to related parties	-
Financial lease liability-non current	-
Shareholder’s Equity:
Class A Ordinary Shares (US$0.04 par value, 112,500,000 shares authorized, 14,318,410 shares issued and outstanding as of December 31, 2025; [*] shares issued and outstanding pro forma as adjusted)	71,592
Class B Ordinary Shares (US$0.04 par value, 12,500,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025; 0 shares issued and outstanding pro forma as adjusted)	-
Additional paid-in capital	129,639,826
Statutory reserves	-
Accumulated deficit	(30,027,232)
Accumulated other comprehensive loss	-
Total shareholders’ deficit	99,684,186
Total capitalization	$99,684,186

DILUTION

If you invest in the securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per Unit and the net tangible book value per ordinary share after this offering. Dilution results because the offering price per Unit is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, less total consolidated liabilities. Our historical net tangible book value as of December 31, 2025 was US$[*], or US$[*] per Class A Ordinary Share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per ordinary share is our historical net tangible book value divided by the number of outstanding ordinary share as of December 31, 2025, as adjusted to give effect to the Share Consolidations.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed offering price of US$[*] per Unit which is the last reported sale price of our Class A Ordinary Share on the NYSE American on [*], 2026 (assuming no sale of the Pre-Funded Units), and after deducting the Placement Agent’s fees and estimated offering expenses payable by us attributed to each share.

Without taking into account any other changes in net tangible book value after December 31, 2025 other than to give effect to (i) 9,009 Class A Ordinary Shares and approximately 9,009 warrants, completed on March 11, 2026, for net proceeds of approximately US$2.58 million, after deducting placement agent fees and other expenses and the issuance of an aggregated of approximately 52,005 Class A Ordinary Shares upon the exercise of all such warrants by means of a zero exercise price option; and (ii) the sale of the Units offered in this offering, at an assumed offering price of US$[*], which is the last reported sale price of our Class A Ordinary Share on the NYSE American on [*], 2026, after deducting the Placement Agent’s fees and estimated offering expenses payable by us and assuming no sale of the Pre-Funded Units, and no exercise of the Common Warrants, our pro forma as adjusted net tangible book value as of December 31, 2025 would have been US$([*]) or US$([*]) per Class A Ordinary Share. This represents an immediate [increase/dilution] in net tangible book value of US$[*] per Class A Ordinary Share to the existing shareholders and an immediate [increase/dilution] in net tangible book value of US$[*] per Class A Ordinary Share to investors purchasing securities in this offering. The following table illustrates this dilution:

Assumed offering price per Unit	US$	[*]
Net tangible book value per share as of December 31, 2025	US$	[*]
[Increase/Dilution] in net tangible book value per ordinary share attributable to payments by new investors	US$	[*]
Pro forma as adjusted net tangible book value per share after this offering	US$	[*]
[Increase/Dilution] per share to new investors in this offering	US$	[*]

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual offering price and other terms of this offering determined at pricing. The tables and discussion above are based on a total of [*] Class A Ordinary Shares and 0 Class B Ordinary Shares issued and outstanding after this offering, assuming the sales of all the securities being offered in this offering, no sale of the Pre-Funded Units and no exercise of the Common Warrants.

The discussion and tables above assume full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants. To the extent that we issue additional Class A Ordinary Share in the future, there will be further dilution to new investors participating in this offering.

DESCRIPTION OF SHARES AND CERTAIN CAYMAN ISLANDS CONSIDERATIONS

Memorandum and articles of association

Summary

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our Fourth Amended and Restated Memorandum and Articles adopted by special resolution dated 17 April 2026 effective on 18 May 2026 (“M&A”), the Companies Act (As Revised) of the Cayman Islands, the common law of the Cayman Islands, our corporate governance documents and rules and regulations of the stock exchange on which our Class A Ordinary Shares (defined below) are traded.

As of the date hereof, the authorized share capital of the Company is US$5,000,000 divided into 112,500,000 Class A ordinary shares of a nominal or par value of US$0.04 each (the “Class A Ordinary Shares”) and 12,500,000 Class B ordinary shares of a nominal or par value of US$0.04 each (the “Class B Ordinary Shares”, together with “Class A Ordinary Shares”, the “Ordinary Shares”). As of the date of this prospectus, 231,129 Class A Ordinary Shares are issued and outstanding and 0 Class B Ordinary Shares are issued and outstanding.  All of our issued and outstanding Ordinary Shares are fully paid.

Ordinary Shares

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued shares of our company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine.

Each outstanding Class A Ordinary Share entitles the holder thereof to one vote per share on all matters. Each outstanding Class B Ordinary Share entitles the holder thereof to twenty (20) votes per share on all matters.  Our M&A provides that appointment of directors shall be by an ordinary resolution of our shareholders, which requires a simple majority of votes cast at a general meeting of our shareholders, or by the affirmative vote of a simple majority of the directors present and voting at a meeting of the board of directors. Shareholders do not have preemptive rights to purchase shares in any future issuance of our ordinary shares. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred shareholders, if any, our assets available for distribution will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise.

The holders of our ordinary shares are entitled to dividends out of funds legally available when and as declared by our board of directors (the “Board”). The Board has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future. Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments. In addition, our operating subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.

General. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares. Under our M&A, we may not issue bearer shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our Board. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, provided that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights, rights on winding-up and voting rights, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Voting Rights. In respect of matters requiring shareholders’ vote, each Class A Ordinary Share is entitled to one vote per share and each Class B Ordinary Share is entitled to twenty (20) votes per share. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting (or if passed as a resolution in writing, unanimous approval of our shareholders entitled to vote at a general meeting of our company), while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting (or if passed as a written resolution, unanimous approval of all of our shareholders entitled to vote at a general meeting of our company). A special resolution is required for important matters such as a change of name or any amendment to our M&A. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our M&A, and cancelling any unissued shares.

General Meetings of Shareholders and Shareholder Proposals. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our M&A provides that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by our Board. Advance notice of at least ten (10) clear days is required for the convening of our annual general shareholders’ meeting and at least fourteen (14) clear days is required for the convening of an extraordinary general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold shares which represent, in aggregate, not less than one-third in nominal value of the total voting shares in the Company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our M&A allows any of our shareholders holding in aggregate not less than one tenth of such of the paid-up share capital of the Company as at the date of deposit of the requisition, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our M&A does not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares. Subject to the restrictions of our M&A set out below, as applicable, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in writing and in such usual or common form or such other form approved by our Board.

Our Board may, in its absolute discretion, and without assigning any reason, refuse to register any transfer of any ordinary share which is not fully paid up or upon which our company has a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the NYSE may determine to be payable, or such lesser sum as our Board may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on fourteen (14) days’ notice being given by advertisement in an appointed newspaper or any other newspapers or by any other means in accordance with the requirements of the NYSE to that effect, be suspended at such times and for such periods (not exceeding in the whole thirty (30) calendar days in any year) as our directors may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our Board may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Purchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as our Board, before the issue of such shares, or our shareholders by special resolution may determine. We may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our Board or by ordinary resolution of our shareholders, or are otherwise authorized by our M&A. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may be varied or abrogated either with the written consent of the holders of two-thirds of the issued shares of that class, or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. (other than our M&A, any special resolutions of our shareholders, and our register of mortgages and charges). However, at the discretion of our Board, we intend to provide our shareholders with annual audited financial statements.

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate or divide all or any of our share capital into shares of a larger or smaller amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of as amount smaller than that fixed by our memorandum; and

●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our M&A authorizes our Board to issue additional Ordinary Shares from time to time as our Board shall determine, to the extent there are available authorized but unissued shares.

Our M&A authorizes our Board to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;

●	the dividend rights, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of M&A may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our Board to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our M&A for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Preferred Shares

The Board is empowered to allot, issue, and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form), to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine. The Board may, without the approval of the shareholders, create and designate out of the unissued shares of the Company (including unissued Class A ordinary shares) one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as the Board may determine in their sole and absolute discretion.

You should refer to the prospectus relating to any series of preferred shares being offered for the specific terms of that series, including:

●	title of the series and the number of shares in the series;

●	the price at which the preferred shares will be offered;

●	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred shares being offered will cumulate;

●	the voting rights, if any, of the holders of preferred shares being offered;

●	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred shares being offered, including any restrictions on the foregoing as a result of arrearage in the payment of dividends or sinking fund installments;

●	the liquidation preference per share;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be convertible into our ordinary shares, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

●	the terms and conditions, if applicable, upon which the preferred shares being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

●	any listing of the preferred shares being offered on any securities exchange;

●	a discussion of any material federal income tax considerations applicable to the preferred shares being offered;

●	any preemptive rights;

●	the relative ranking and preferences of the preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

●	any limitations on the issuance of any class or series of preferred shares ranking senior or equal to the series of preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs; and

●	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Any preferred share terms selected by the Board could decrease the amount of earnings and assets available for distribution to holders of our ordinary shares or adversely affect the rights and power, including voting rights, of the holders of our ordinary shares without any further vote or action by the stockholders. The rights of holders of our ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued by us in the future. The issuance of preferred shares could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Differences in Corporate Law

The Companies Act of the Cayman Islands (As Revised) (the “Companies Act”) is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by 75% in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholders);

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provides that we shall indemnify our directors and officers against all actions, costs, charges, losses, damages and expenses, incurred or sustained by such directors or officer, other than by reason of such person’s fraud or dishonesty, in or about the conduct of our company’s business or affairs. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our M&A.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our M&A provide that our shareholders may approve corporate matters by way of (i) in the case of ordinary resolutions, a unanimous written resolution signed by all of our shareholders entitled to receive notice of and to attend and vote at general meetings of our company, or (ii) in the case of special resolutions, a unanimous written resolution signed by all of our shareholders entitled to receive notice of and to attend and vote at general meetings of our company, in each case, without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our M&A allows any one or more of our shareholders who together hold shares that carry in aggregate not less than one tenth of such of the paid-up share capital of the Company as at the date of the deposit of the requisition to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our M&A does not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our M&A does not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our M&A, directors may be removed with or without cause, by a special resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our Board, is absent from meetings of our board for six consecutive months and our Board resolves that his office be vacated; (v) is prohibited by law from being a director, or (vi) ceases to be a director by virtue of the Cayman Islands law, its M&As or is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our Company are required to comply with fiduciary duties, which they owe to our Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act, our Company may be dissolved, liquidated, or wound up voluntarily by a special resolution, or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our M&A, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our M&A, our M&A may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our M&As on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our M&As that require our Company to disclose shareholder ownership above any particular ownership threshold.

Registered Office

Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Island.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class B Ordinary Shares is VStock Transfer, LLC at 18 Lafayette Place, Woodmere, New York 11598.

DESCRIPTION OF WARRANTS

We are offering Units, each Unit consists of one Class A Ordinary Share and one Common Warrant, at an assumed offering price of $[*] per Unit, based upon the closing price of our Class A Ordinary Shares on the NYSE American on [*], 2026.

We are also offering Pre-Funded Units, with each Pre-Funded Unit consisting of one Pre-Funded Warrant and one Common Warrant to each purchaser whose purchase of Units would otherwise result in the purchaser’s, together with its affiliates, beneficial ownership exceeding 4.99% (or, at the election of the purchaser, up to 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. The purchase price of each Pre-Funded Unit will be equal to the price per Unit minus $0.04, and the exercise price of each Pre-Funded Warrant will be $0.04 per Class A Ordinary Share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Unit we sell, the number of Units that we are offering will be decreased on a one-for-one basis. The Class A Ordinary Shares and Pre-Funded Warrants, if any, can each be purchased in this offering only with the accompanying Common Warrant as part of a Unit or Pre-Funded Unit, as appliable, but the components of the Units and Pre-Funded Unit will immediately separate upon issuance.

We will not issue any fractional Common Warrants or Pre-Funded Warrants in this offering and will round down the number of Common Warrants any purchaser of Units or Pre-Funded Units would otherwise receive to the nearest whole number.

Each Common Warrant will be immediately exercisable for one Class A Ordinary Share at an exercise price of $[*] per share ([  ]% of the offering price of each Unit sold in this offering) and expire five years after the issuance date.

We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Common Warrants and Pre-Funded Warrants included in the Units and Pre-Funded Units offered hereby. Our Units and Pre-Funded Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares (or Pre-Funded Warrants) and the Common Warrants comprising our Units or Pre-Funded Units are immediately separable and will be issued separately in this offering.

Class A Ordinary Shares

Please see the section titled “Description of Shares And Certain Cayman Islands Considerations” in this prospectus for a description of the material terms of our Class A Ordinary Shares.

Pre-Funded Warrants and Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants and Common Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the form of Pre-Funded Warrant and the form of Common Warrant, which will be filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant and form of Common Warrant. The Pre-Funded Warrants and Common Warrants will be issued in certificated form only.

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until they are exercised in full. The Common Warrants are immediately exercisable at any time after their issuance and at any time up to the date that is five years after their issuance. Each of the Common Warrants and the Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of Class A Ordinary Shares purchased upon such exercise (except in the case of a cashless exercise, as discussed below). We may be required to pay certain amounts as liquidated damages as specified in the warrants in the event we do not deliver Class A Ordinary Shares upon exercise of the warrants within the time periods specified in the warrants. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a warrant.

Cashless Exercise. The holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Pre-Funded Warrant. If a registration statement registering the issuance of the Class A Ordinary Shares underlying the Common Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Common Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants or Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder prior to the issuance of any warrants, up to 9.99%) of the number of shares of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants or Common Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price for the Pre-Funded Warrants is $0.04 per Class A Ordinary Share. Each Common Warrant offered hereby will have an initial exercise price per Ordinary Share equal to $[*] ([  ]% of the offering price of each Unit in this offering, the “Basis Price”). The exercise price and number of Class A Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Class A Ordinary Shares.

The exercise price and the number of shares issuable under the Common Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings. Notwithstanding the foregoing, if at any time while the Common Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of that Share Combination Event (or if the Share Combination Event occurs after the close of trading on the principal market, the trading day following that date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Common Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five consecutive trading days immediately preceding and the five consecutive trading days immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for Trading Days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares issuable under the Common Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares then outstanding.

The Common Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Common Warrants are outstanding, the Company sell, enter into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, excerpt for certain exempt issuance (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Common Warrant in effect immediately prior to such Subsequent Equity Sale, the exercise price of the Common Warrant shall be reduced to an amount equal to the price of the Subsequent Equity Sale.

In no event shall the exercise price of the Common Warrants be reduced below a floor price, which shall equal 20% of the Nasdaq “Minimum Price” (as defined under Nasdaq Listing Rule 5635(d)), as adjusted for share dividends, share splits, reverse share splits and other similar transactions.

Transferability. Subject to applicable laws, the Common Warrants and Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to list the Common Warrants or the Pre-Funded Warrants offered in this offering on any securities exchange or other trading market. Without an active trading market, the liquidity of these securities will be limited.

Rights as a Shareholder. Except as otherwise provided in the Common Warrants or the Pre-Funded Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Common Warrant or Pre-Funded Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the issuance of Class A Ordinary Shares upon exercise of the warrant. Holders of Pre-Funded Warrants have the right to participate in dividends and holders of Pre-Funded Warrants and Common Warrants have the right to participate in certain distributions as specified in the warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants and the Pre-Funded Warrants and generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Class A Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class A Ordinary Shares or 50% of the voting power represented by our outstanding Class A Ordinary Shares, the holders of the Common Warrants and the Pre-Funded Warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Governing Law. The Pre-Funded Warrants and the Common Warrants are governed by New York law.

TAXATION

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% (8.25% for the first HK$2 million of assessable profits) on profits arising in or derived from Hong Kong for each of the years ended December 31, 2025 and 2024.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. We are required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not we are carrying on any relevant activities and if we are, we must satisfy an economic substance test.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	advertising investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Share as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Share);

●	persons who acquired our Class A Ordinary Share pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Share through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Share; or

●	persons holding our Class A Ordinary Share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Share. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Share.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Share. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Share and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Class A Ordinary Share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE American. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Share, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Share and proceeds from the sale, exchange or redemption of our Class A Ordinary Share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Share, subject to certain exceptions (including an exception for Class A Ordinary Share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Share.

Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss on the exercise of a warrant. A U.S. holder’s tax basis in a Class A Ordinary Share received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant (which will equal the portion of the U.S. holder’s purchase price for the units that is allocated to the warrant, as described above) and the exercise price of such warrant. The U.S. holder’s holding period for a Class A Ordinary Share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Class A Ordinary Shares received generally will equal the U.S. holder’s tax basis in the warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares acquired pursuant to the exercise of such warrant will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares will generally include the holding period of the warrant. It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized because a U.S. holder may be deemed to have surrendered a portion of its warrants in a taxable transaction to pay the exercise price for the balance of its warrants that are treated as exercised for U.S. federal income tax purposes. In such event, a U.S. holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants treated as exercised and the U.S. holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. holder’s tax basis in the warrants treated as exercised plus the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our Class A Ordinary Shares which is taxable to the U.S. holders of such Class A Ordinary Shares as described under “- Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, we engaged Maxim Group LLC (“Maxim”, or the “Placement Agent”) to act as our placement agent on a reasonable best efforts basis in connection with this offering. The Placement Agent is not purchasing or selling any such securities, nor is Maxim required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for he sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent, and prospective investors. The placement agency agreement does not give rise to any commitment by the Placement agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the placement agency agreement. Further, the Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with this offering.

We entered into a securities purchase agreement (the “Securities Purchase Agreement”) directly with each investor in connection with this offering and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of the Securities Purchase Agreement is included as an exhibit to the registration statement of which this prospectus is a part. We have agreed to indemnify the investors against certain losses resulting from our breach of any of our representations, warranties, or covenants under agreements with the purchasers as well as under certain other circumstances described in the Securities Purchase Agreement. If any investors do not enter into a securities purchase agreement with the Company, they shall rely solely on this prospectus in connection with the purchase of our securities in this offering.

We will deliver to the investors the ordinary shares electronically and will mail such investors physical warrant certificates for the warrants and pre-funded warrants underlying the securities, upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this offering.

Fees and Expenses

We have agreed to pay to the Placement Agent a cash fee equal to six percent (6%) of the aggregate gross proceeds raised in this offering.

We have also agreed to pay or reimburse the Placement Agent up to US$50,000 for its actual and accountable out-of-pocket expenses related to the offering, including any fees and disbursements of the Placement Agent’s legal counsel and, if applicable, any electronic road show service used in connection with the offering.

We estimate the total expenses payable by us for this offering to be approximately US$[*], which amount includes (i) a Placement Agent’s fee of approximately US$[*],  assuming the sale of all of the securities we are offering; (ii) the reimbursement of Placement Agent’s expenses in the amount of US$50,000 in connection with this offering; and (iii) other estimated expenses of approximately US$[*] which include legal, accounting, printing costs and various fees associated with the registration of the securities.

Lock-Up Agreements

Each of our directors and executive officers have agreed to a 120 day “lock-up” period from the closing of this offering with respect to the Class A Ordinary Shares that they beneficially own. This means that, for a period of 120 days following the closing of the offering, such persons may not offer, issuer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Placement Agent, including the issuance of shares upon the exercise of currently outstanding options approved by the Placement Agent.

We have also agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for [*] days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Placement Agent.

The Placement Agent has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Placement Agent may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

Listing

Our Class A Ordinary Shares are currently listed on the NYSE American under the symbol “MI”. There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not plan to list the Pre-Funded Warrants or the Common Warrants on the NYSE American or any other securities exchange or trading market. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

Other Rights

Pursuant to the placement agency agreement dated March 10, 2026 between the Company and Maxim, Maxim is entitled to a transaction fee equal to 6.0% of the gross proceeds received by the Company from any financing of equity, equity-linked, convertible or debt securities or other capital-raising activity consummated within twelve (12) months of March 10, 2026, to the extent such financing or capital is provided by investors contacted or introduced by Maxim during the term of such agreement. In addition, the Company granted Maxim a right of first refusal for a period of twelve (12) months following the final closing under such agreement to act as sole managing underwriter and book-runner, sole placement agent or sales agent for certain future public or private equity, equity-linked or debt offerings of the Company, subject to the terms and conditions set forth therein.

Certain Relationships

Maxim and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Determination of Offering Price

The actual offering price of the securities we are offering will be negotiated between us, the Placement Agent and the investors in the offering based on the trading of our Class A Ordinary Shares prior to the offering, among other things. Other factors considered in determining the offering price of the securities we are offering include our history and prospects, the industry in which we operate, our past and present operating results, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Affiliations

The Placement Agent and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Placement Agent and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Placement Agent and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Placement Agent and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on a website maintained by the Placement Agent. In connection with the offering, the Placement Agent or selected dealers may distribute prospectuses electronically. No forms of electronic prospectus other than prospectuses that are printable as Adobe® PDF will be used in connection with this offering.

Other than the prospectus in electronic format, the information on the Placement Agent’ website and any information contained in any other website maintained by the Placement Agent is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in their capacity as Placement Agent and should not be relied upon by investors.

Regulation M

The Placement Agent may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act and any fees received by them and any profit realized on the sale of the securities by them while acting as principal might be deemed to be underwriting commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of the securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Placement Agent that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (the Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Brazil. The offer of securities described in this prospectus will not be carried out by means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, under the CVM Rule (Instrução) No. 400, of December 29, 2003. The offer and sale of the securities have not been and will not be registered with the Comissão de Valores Móbilearios in Brazil. The securities have not been offered or sold, and will not be offered or sold in Brazil, except in circumstances that do not constitute a public offering or distribution under Brazilian laws and regulations.

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the Placement Agent are not required to comply with the disclosure requirements of NI 33-105 regarding conflicts of interest in connection with this offering.

Cayman Islands. No invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (i) our shares may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (ii) no advertisement, invitation or document relating to our shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

Israel. This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

The People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of securities.

Taiwan. The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

United Kingdom. This prospectus has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our Common Stock in, from or otherwise involving the United Kingdom.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the Placement Agent’s fees and expense reimbursements, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
FINRA Filing Fee	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Miscellaneous	$	[*]
Total Expenses	$	[*]

We will bear these expenses and the Placement Agent’s fees and expenses incurred in connection with the offer and sale of the securities by us.

LEGAL MATTERS

The validity of the securities offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman LLP, our counsel as to Cayman Islands law. Hunter Taubman Fischer & Li LLC is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to Hong Kong law will be passed upon for us by Hebei Meidong Law Firm. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the Placement Agent by Pryor Cashman LLP, New York, New York. Hunter Taubman Fischer & Li LLC and [*] may rely on Hebei Meidong Law Firm with respect to matters governed by Hong Kong law and Conyers Dill & Pearman LLP with respect to matters as to Cayman Islands law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2025, 2024, and 2023 incorporated by reference in this prospectus have been so included in reliance on the report of Assentsure PAC, the independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The current address of Assentsure PAC is 180B Bencoolen Street, #03-01 The Bencoolen, Singapore 189648.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including our annual report on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care.

We incorporate by reference in this prospectus the documents listed below:

●	Form 6-Ks filed with the SEC on March 10, 2026, March 12, 2026, April 8, 2026, April 21, 2026, May 8, 2026, and May 12, 2026,

●	Form 20-F filed with the SEC on May 1, 2026, and

●	the description of our Ordinary Shares incorporated by reference in our registration statement on Form F-4, as amended (File No. 333-268865) filed with the Commission on December 19, 2022, including any amendment and report subsequently filed for the purpose of updating that description.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

Our filings with the SEC, and exhibits incorporated in and amendments to those reports, are available free of charge on our website https://www.nftoeo.com/ as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

Upon written or oral request, we will provide to each person to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus at no cost. If you would like a copy of any of these documents, at no cost, please write or call us at:

NFT LIMITED

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

Tel: +86-19145546614

Attention: Chief Executive Officer

[*] Units or Pre-Funded Units, Each Unit or Pre-Funded Unit Consisting of One Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share or one Pre-Funded Warrant to Purchase one Class A Ordinary Share and One Common Warrant to Purchase One Class A Ordinary Share

Up to [*] Class A Ordinary Shares underlying the Pre-Funded Warrants

Up to [*] Class A Ordinary underlying the Common Warrants

NFT Limited

PROSPECTUS

[*], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association currently in force provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Not applicable.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the placement agent at the closing specified in the placement agency agreement, certificates in such denominations and registered in such names as required by the placement agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

4.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

6.	To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

7.	For the purpose of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on July 15, 2026.

NFT Limited

By:	/s/ Yanying Wang
Yanying Wang
Chief Executive Officer,

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yanying Wang as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

	/s/ Yanying Wang	Chief Executive Officer	July 15, 2026
Name:	Yanying Wang

	/s/ Yaobin Wang	Chief Financial Officer	July 15, 2026
Name:	Yaobin Wang

	/s/ Doug Buerger	Director	July 15, 2026
Name:	Doug Buerger

	/s/ Guisuo Lu	Director	July 15, 2026
Name:	Guisuo Lu

	/s/ Shuo Li	Director	July 15, 2026
Name:	Shuo Li

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in Newark, Delaware on [*], 2026.

Puglisi & Associates

By:
Name:	Donald J. Puglisi
Title:	Managing Director

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Placement Agency Agreement
3.1*	Fourth Amended and Restated Memorandum and Articles of Association
4.1*	Form of Pre-Funded Warrant
4.2*	Form of Common Warrant
5.1*	Opinion of Conyers Dill & Pearman LLP, regarding the validity of the Class A Ordinary Shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC, regarding the validity of the Pre-Funded Warrants and Common Warrants being registered
8.1*	Opinion of Conyers Dill & Pearman LLP, regarding certain Cayman tax matters (including in Exhibit 5.1)
10.1*	Form of Lock-Up Agreement
10.2*	Form of Securities Purchase Agreement
21.1*	List of Subsidiaries
23.1*	Consent of Assentsure PAC
23.2*	Consent of Hebei Meidong Law Firm, PRC Counsel to the Company
23.3*	Consent of Conyers Dill & Pearman LLP (included in Exhibit 5.1)
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Power of Attorney (included on the signature page of the initial filing)
107*	Filing Fee Table

*	To be filed by amendment.